Annual Report FY 2021

Financial Summary

	2021	2020	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 92,686	$ 80,136	15.7
Provision for credit losses	(1,024)	6,002	N/A
Noninterest income	20,042	14,750	35.9
Noninterest expense	54,047	54,452	-0.7
Income taxes	12,525	6,887	81.9
Net income	47,180	27,545	71.3
PER COMMON SHARE			
Net income:			
Basic	$ 5.22	$ 3.00	74.0
Diluted	5.22	2.99	74.6
Closing market price	44.96	24.30	85.0
Cash dividends declared	0.62	0.60	3.3
AT YEAR-END (dollars in thousands)			
Total assets	$2,700,530	$ 2,542,157	6.2
Loans, net of allowance	2,200,244	2,141,929	2.7
Reserves as a percent of nonperforming loans	566 %	290 %	
Deposits	$2,330,803	$ 2,184,847	6.7
Stockholder's equity	283,423	258,347	9.7
FINANCIAL RATIOS			
Return on average shareholder equity	17.69 %	11.11 %	
Return on average assets	1.79	1.18	
Net interest margin	3.77	3.72	
Efficiency ratio	47.98	57.39	
Allowance for credit losses to loans	1.49	1.16	
Equity to average assets at year-end	10.77	11.04	
OTHER DATA(1)			
Common shares outstanding	8,905,198	9,127,390	
Common shares outstanding for book value calculation(2)	8,873,353	9,099,365	
Average common and dilutive shares outstanding	9,010,737	9,199,169	
Common stockholders record	251	251	
Full-time equivalent employees	481	475	
Assets per employee (in thousands)	$ 5,614	$ 5,352	
Banking offices	49	48	



$2.07
$2.39
$3.14
$2.99
$5.22
2017
2018
2019
2020
2021

DILUTED EARNINGS PER SHARE



$0.40
$0.44
$0.52
$0.60
$0.62
2017
2018
2019
2020
2021

CASH DIVIDENDS PER SHARE



$20.19
$22.38
$25.74
$28.39
$31.94
2017
2018
2019
2020
2021

BOOK VALUE PER SHARE

(1) Other data is as of year-end, except for average shares.

(2) Excludes unvested restricted stock award shares.

DEAR SHAREHOLDER,

In fiscal 2021, Southern Missouri Bancorp continued to support our customers and communities during the ongoing pandemic, originated additional loans in the follow-on rounds of SBA lending, reported record earnings, and maintained growth while improving asset quality in a challenging environment.

Southern Missouri Bancorp, Inc. (the "Company" or "SMBC"), reported net income of $47.2 million for fiscal 2021, a record, and an increase of $19.6 million, or 71.3%, over fiscal 2020. Income was higher as the Company grew earning assets, generated strong noninterest income boosted by mortgage banking, and posted a negative provision for credit losses, as compared to an unusually large charge in the prior fiscal year, during the early and uncertain months of the COVID pandemic's onset. Our return on average common equity was 17.7%, and our return on average assets was 1.79% for fiscal 2021, as compared to 11.1% and 1.18%, respectively, for fiscal 2020.

RETURN ON COMMON EQUITY IMPROVED ON SECONDARY MARKET LENDING, REDUCED PROVISIONING, IN STRONG YEAR

Peer [1] banks' figures are based on their twelve months ended December 31, 2020, coinciding with their typical fiscal year, and would not reflect any releases of credit reserves in calendar year 2021.


Return on Average Common Equity
17.7%
13.1%
11.7%
11.3%
11.1%
11.4%
9.2%
8.1%
9.6%
9.4%
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
SMBC
peer

Net interest income was up 15.7%, as our average earning asset balances increased by 14.2%, while net interest margin increased from 3.72% in fiscal 2020 to 3.77% in fiscal 2021. Average earning asset balance growth was due mostly to loan growth, including the SBA-guaranteed Paycheck Protection Program ("PPP") loans originated relatively late in the prior fiscal year, followed by an additional round of lending during fiscal 2021, other loan growth, and our late-fiscal 2020 acquisition of Central Federal Savings & Loan Association ("Central Federal").

Our PPP loans were originated with relatively large origination fees based on the SBA's formula, which are recognized over the life of the loan. As we began receiving forgiveness payments on these loans, the accretion of these fees is accelerated. Accelerated accretion increased interest income by $3.4 million, which had the effect of increasing our net interest margin by 14 basis points, with no comparable item in the prior fiscal year. Purchase accounting benefits realized on acquired loan and deposit portfolios were little changed. In total, these benefits increased net interest income (pre-tax) by $1.9 million in fiscal 2021, as compared to $1.8 million in fiscal 2020. These benefits contributed eight basis points to net interest margin in both fiscal 2021 and 2020. An additional four basis points in net interest margin in the prior fiscal year was the result of recognition of income on the favorable resolution of a limited number of nonperforming relationships which had been on nonaccrual status, without comparable material items in fiscal 2021.

[1] Peer data is based on the median year-end figures (December) reported by S&P Global Market Intelligence for publicly-traded commercial banks and thrifts with assets of $1 billion to $3 billion as of December 31, 2020, headquartered in Missouri, Arkansas, Illinois, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

The provision for credit losses was a negative $1.0 million in fiscal 2021, down from a charge of $6.0 million in fiscal 2020. Additionally, our fiscal 2020 results included a separate provision for off-balance sheet credit exposure of $648,000, while that item is now combined with our provision for credit losses beginning in fiscal 2021. The negative provision was attributed primarily to a generally improved economic outlook as compared to the year-ago period, moderated growth in unguaranteed loan balances, low and consistent net charge offs, and reductions in adversely classified credits, delinquent loans, and nonperforming loans. The Company reported nonperforming assets of $8.1 million, or 0.30% of total assets, at June 30, 2021, as compared to $11.2 million, or 0.44% of total assets, at the previous fiscal year end. Nonperforming loans (NPLs) were 0.26% of gross loans at June 30, 2021, as compared to 0.40%, at the prior fiscal year end. The Company improved nonperformers due in large part to continued reduction of problem loans and assets acquired in the November 2018 acquisition of Gideon Bancshares Company. Net charge-offs for fiscal 2021 remained low, at 0.03% of average loans outstanding, down from 0.04% in fiscal 2020.

Noninterest income increased 35.9%, primarily due to gains on the sale of residential real estate loans originated for that purpose, loan servicing income, and bank card interchange income, partially offset by a decline in deposit service charges. Earnings on Bank-owned life insurance were higher due to a nonrecurring benefit.

PROBLEM ASSET LEVELS IMPROVED

Nonperforming asset levels decreased further as the Company continued resolution of NPAs acquired through the Gideon acquisition.


Non-performing Assets Ratio
1.11%
0.82%
0.85%
0.73%
0.90%
0.37%
0.69%
1.12%
0.44%
0.30%
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
SMBC
peer

Noninterest expense decreased 0.7%, due primarily to $1.2 million in merger and acquisition expenses included in the prior fiscal year's results, and also due to the change in our accounting for the provision for off-balance sheet credit exposures, noted above. Otherwise, we reported increased compensation expense, deposit insurance premiums, and occupancy expenses, while expenses related to foreclosed properties, data processing expenses, and other expenses were lower. The Company's efficiency ratio improved notably in fiscal 2021 on stronger revenues, along with the reduction in noninterest expense.

EFFICIENCY IMPROVES WITH INCREASED REVENUES, CONTROLLED EXPENSES

The increase in net interest income and noninterest income combined with reduced M&A expenses to improve the ratio.


Efficiency Ratio
66.7%
63.1%
66.8%
66.3%
63.3%
60.8%
57.7%
55.9%
57.4%
48.0%
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
Dec. 2019
June 2020
Dec. 2020
June 2021
SMBC
peer

Loan growth slowed somewhat in fiscal 2021, but actually held up a little better than we anticipated a year ago. Gross loans increased $66.4 million, net of PPP reductions of $69.3 million. Growth consisted primarily of residential real estate loans and drawn balances on construction loans, partially offset by declines in commercial loans and consumer loans. The Company adopted ASU 2016-13, also known as the "CECL" standard, which increased our allowance for credit losses through a one-time adjustment to retained earnings.

Deposits again had a strong year, as economic impact payments, deferrals of payroll and other taxes due from businesses, and proceeds from additional PPP lending continued to impact account balances. Total deposit growth of $146.0 million, or 6.7%, reflected an increase in transaction accounts, savings accounts, and money market deposit accounts, partially offset by a decline in time deposits. Total public unit deposits increased $21.2 million, while brokered funding declined by $18.3 million.

LONG-TERM GROWTH IN LOANS, DEPOSITS, AND TOTAL ASSETS

Loan growth held up reasonably well, net of PPP repayments, in fiscal 2021; Nonmaturity deposit growth remained strong, while CDs continued to trend lower.



Total Assets
(Dollars in millions)
$1,708
$1,886
$2,214
$2,542
$2,701
2017
2018
2019
2020
2021
Total Loans,
net of allowance for loan losses
(Dollars in millions)
$1,398
$1,563
$1,846
$2,142
$2,200
2017
2018
2019
2020
2021
Total Deposits
(Dollars in millions)
$1,456
$1,580
$1,894
$2,185
$2,331
2017
2018
2019
2020
2021

Book value per common share at June 30, 2021, was $31.94, an increase of 12.5% from June 30, 2020. Tangible book value per common share, a non-GAAP measure, improved 13.7%, to $29.55 at June 30, 2021. Our closing stock price at the end of the 2021 fiscal year rebounded notably from a year earlier, to $44.96, as compared to $24.30 at June 30, 2020, an increase of 85.0%, as banking industry multiples improved with reduced economic uncertainty. Over that same period, the S&P Broad Market Index (BMI) for US Banks reported an increase of 65.7%, while the S&P 500 increased 38.6%. Our total shareholder return over the five years ended June 30, 2021, assuming dividends had been reinvested, has been 107.3%. Over that same time period the S&P BMI for US Banks has returned 113.6%, and the S&P 500 has returned 125.4%.

During the fiscal year, the Company restarted and completed its previously-announced repurchase plan. In May 2021, the Company announced a new repurchase plan providing for the repurchase of up to 5% of outstanding shares. During fiscal 2021, under both plans, the Company utilized capital of $8.3 million to repurchase approximately 238,000 shares. Under the current repurchase plan, 439,000 shares remain available for repurchase. Dividends paid during fiscal 2021 represented a 1.4% return on our closing stock price on the final day of the fiscal year, and a 1.9% return on our average closing stock price for fiscal 2021. In July 2021, the board approved an increase in our quarterly dividends per share to $0.20.

During fiscal 2021, the Company's capital base grew somewhat faster than our assets, despite our repurchase activity, driven by strong earnings and moderate asset growth. We ended fiscal 2021 with a ratio of tangible common equity to tangible assets (TCE/TA) of 9.79%, up 40 basis points from 9.39% at June 30, 2020, but little changed from the figure two years earlier. Our consolidated regulatory leverage and risk-based ratios increased somewhat more over the fiscal year, reflecting the phased-in approach elected for regulatory capital treatment of CECL adoption. For fiscal 2022, we are hopeful that the slow return to normalcy will be completed. Credit quality has held up far better than expected last spring, but as government stimulus fades we will be watchful for any adverse impact on our commercial and consumer borrowers and depositors. Managing a tight labor market has been a challenge in recent months, and we will continue to work to make our organization an attractive option for employment in our communities while maintaining a competitive efficiency. We expect that organic growth will remain somewhat muted in fiscal 2022, as forgiveness of most of the remaining PPP loans will somewhat offset loan originations. We expect home purchases and refinancing may slow, but we’ve seen strong signs of commercial lending growth in the early months of the new fiscal year. Meanwhile, acquisition activity in our industry has picked up, and, as we have in the past, we will continue to seek out opportunities to partner with other organizations in communities where our business model will perform well. I want to take an opportunity in this letter to thank Ronnie Black for his service to our board from 1997 until his retirement last fall. Ron was a valuable advisor to Southern Bank through many key points in our growth, and he remains a good friend to our organization in Southeast Missouri. Ron continues to serve as an active ambassador for his community and his faith, and I wish him all the best. We’ve come a long way over the past year. Navigating the COVID-19 pandemic, while giving our customers the same high level of service they deserve, has been challenging at times. Thankfully – and unsurprisingly – our team has continued to step up to meet the needs of our organization and customers. Our team members specialize in supporting the communities they live in and creating value for our customers beyond just a bank account. And they do it every day. I am grateful to every one of them for that level of dedication and commitment. We always appreciate the opportunity to serve our customers and communities, but especially so as they’ve continued to be flexible and stick with us through this pandemic. Finally, a thank you to you, our shareholders, for seeing the potential in Southern Missouri and your ongoing support. Sincerely, Greg Steffens President and Chief Executive Officer Southern Missouri Bancorp, Inc.

PLEASE JOIN US at our 2021 Annual Meeting, where shareholders will hear management review this year’s performance in detail. ANNUAL MEETING Monday, October 25, 2021 at 9:00 AM to be held at our headquarters facility, located at: 2991 Oak Grove Road Poplar Bluff, Missouri

Directors L. DOUGLAS BAGBY Chairman of the Board; Retired City Manager, City of Poplar Bluff REBECCA M. BROOKS Financial Manager, McLane Transport DAVID J. TOOLEY Retired President & CEO, Metropolitan National Bank SAMMY A. SCHALK Vice-Chairman of the Board; President, Gamblin Lumber Company CHARLES R. LOVE Certified Public Accountant, Kraft, Miles & Tatum TODD E. HENSLEY Investor/Former Chairman, Peoples Bank of the Ozarks GREG A. STEFFENS President & CEO, Southern Missouri Bancorp, Inc. DENNIS C. ROBISON President, Robison Farms, Inc. Executive Officers GREG A. STEFFENS President Chief Executive Officer KIMBERLY A. CAPPS Executive Vice President Chief Operations Officer MATTHEW T. FUNKE Executive Vice President Chief Financial Officer LORA L. DAVES Executive Vice President Chief Risk Officer JUSTIN G. COX Executive Vice President Regional President MARK E. HECKER Executive Vice President Chief Credit Officer RICK A. WINDES Executive Vice President Chief Lending Officer BRETT A. DORTON Executive Vice President Chief Strategies Officer MARTIN J. WEISHAAR Executive Vice President Chief Legal Officer

Southern Missouri Bancorp, Inc. offers community banking services in Missouri, Arkansas, and Illinois through its single bank subsidiary, Southern Bank. Southern Bank is... ACCESSIBLE Southern Bank is always accessible through our branches, website, mobile applications, ATMs and ITMs. DYNAMIC We are charismatic and progressive. We grow and adapt to meet the ever-changing needs of our customers and communities. INNOVATIVE We are unconventional pioneers. We offer cutting edge products to help our customers put their hard-earned money to work. COMPETITIVE We are as ambitious and driven as the people we serve. We offer the same quality products of mega bank chains without losing personal service or outsourcing decisions. ROOTED Our culture is rooted in more than 130 years of impeccable customer service, superior products, and philanthropy. INVOLVED We believe that our personal investment in the lives of our customers and in the communities we serve is just as important as our financial investments. Southern Missouri Bancorp, Inc. 2991 Oak Grove Road | Poplar Bluff, Missouri 63901 (573) 778-1800 www.bankwithsouthern.com

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Investor Relations Contact Lorna Brannum bancorp@bankwithsouthern.com

2991 Oak Grove Road Poplar Bluff, Missouri 63901 (573) 778-1800 SOUTHERN MISSOURI BANCOR P, INC.